UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

On March 7, 2024, Alpha Tau Medical Ltd. (the “Company”) issued a press release titled “Alpha Tau Announces Full Year 2022 Financial Results and Provides Corporate Update.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The financial information included in the consolidated balance sheets and consolidated statements of operations contained in the press release attached as Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-271073, 333-264306 and 333-274457) and Form S-8 (File Nos. 333-264169 and 333-270406).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 7, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: March 7, 2024	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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